January 2026 Investor presentation Exhibit 99.1

Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 1 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Disclaimer Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve Ai Limited (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to sales from its co-selling arrangements and descriptions of future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Forward-looking statements in this Presentation include Rezolve’s expectations You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Rezolve nor any other person is responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All information set forth herein speaks only as of the date hereof in the case of information about Rezolve or the date of such information in the case of information from persons other than Rezolve, and Rezolve expressly disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Presentation or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Rezolve will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Industry and Market Data In this Presentation, Rezolve relies on and refers to publicly available information and statistics regarding market participants in the sectors in which Rezolve competes and other industry data. Any comparison of Rezolve to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Rezolve. Rezolve obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Rezolve believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Rezolve has not independently verified the information provided by the third-party sources. Financial Statements and Financial Information This Presentation contains unaudited preliminary financial information of Rezolve. An audit of Rezolve’s 2025 financial information is underway by Rezolve’s external independent certified public accounting firm under Public Company Accounting Oversight Board (“PCAOB”) standards. As such, the annual historical financial information for 2025 are potentially subject to adjustment and may change. As a result of the foregoing considerations and the other limitations described herein, you are cautioned not to place undue reliance on the annual historical financial information contained in this press release. Forecasts and Illustrative Scenarios This Presentation contains information with respect to Rezolve’s projected results. This forecast is based on currently available information and Rezolve estimates as of the date of this presentation. None of Rezolve nor any independent auditors have audited, or performed any procedures with respect to any information for the purpose of its inclusion in this Presentation, and, accordingly, none of them express an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Rezolve does not undertake any commitment to update or revise any such information, whether as a result of new information, future events or otherwise. The assumptions and estimates underlying the above-referenced information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. While all financial projections, estimates and targets are necessarily speculative, Rezolve believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All data and information contained in this Presentation is presented as of January 13, 2026 unless otherwise indicated herein.

Ai Powered Conversational Commerce Ai Powered Engagement Platform Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves their search, advice and revenue generation

Rezolve Ai:
At A Glance

- **Transforming commerce** through Conversational AI
- **Proprietary LLM** built specifically for commerce
- **Massive global TAM** across commerce and retail
- Multiple **growth levers**
- **Powerful economic model**

An Attractive and Diversified Business Model...

SaaS subscription-based model designed to deliver scalability and predictable revenue at high incremental margins

Professional Services platform supports customer AI adoption & integration in a market expected to eclipse $500 Bn by 2030[1]

...With Strong Business Momentum

$209M
Estimated FY25 Exit ARR[2] Exceeds $150M Exit ARR Guide

$350M
2026 Revenue Guidance[2]

650+
Enterprise Customers

51B+
Enterprise Customer API Calls

340M+
Unique Consumer Mobile Device Users

...And an Expanding Roster of Enterprise Customers

Crate&Barrel | DUNKIN' | adidas | coles | FERRERO

Liverpool | H&M | target | URBAN OUTFITTERS | TOMMY HILFIGER

[1] Source: IDC's Worldwide AI and Generative AI Spending Guide, 2024 V2

[2] Source: "Rezolve Ai Guides to $350 million 2026 Revenue and 2026 ARR Exit Rate of $500 Million" release dated January 13, 2026. See "Disclaimer" slide for more information

Rezolve Ai is designed to provide the next level of performance in digital shopping with Gen AI powered search, advisory and checkout… 1. Payment Service Providers Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves search, advice and revenue generation Offer a cloud-based highly scalable SaaS model with a B2B2C go-to-Market approach targeting large eCommerce platforms & merchants and PSPs1 Generate revenue from business customers with a monthly fixed SaaS fee structured around 3 tiers based on their respective search volume This is how Rezolve Ai is making it a reality USP is a custom-built Gen AI toolkit trained on eCommerce data Value proposition Partnering with Microsoft and Google to provide enormous, no cost sales leverage

From… To…  eCommerce focused LLM (zero hallucinations) Multi-step journey Seamless journey …through a suite of Gen AI-enabled solutions powered by Rezolve Ai’s foundational LLM brainpowa Cumbersome search Highly personalized Generic LLMs (hallucinations)

Our investment highlights: Rezolve Ai is uniquely positioned to create value by using Gen AI to transform Search and eCommerce rezolve ai
advanced retail technologies

1	**Unique selling proposition**	**150+**	Client discussions in the sales pipeline; multiple initial client acquisitions; strategic acquisitions, including GroupBy; and marketing and distribution partnerships with global hyperscalers Microsoft and Google
2	**Robust competitive position**	**300 Bn**	Token data sets made from proprietary data to train Rezolve Ai's foundational model, proprietary patented AI-technology
3	**Clear monetization strategy**	**3**	Tiers of pricing differentiated by search volume, merchant-friendly crypto payment solution with Tether
4	**Large & growing market**	**$480-$540 Bn**	Total addressable market
5	**Deep experience and capabilities**	**>205,000**	Previously onboarded merchants globally. Highly experienced management and board
6	**Attractive financial model, robust capital structure and coverage**	**$200 Mn+**	Expected ARR by year-end 2025; successful equity conversion of $59mm of debt, $15mm equity raised in December 2024, $30mm bank debt raised in January 2025, and $250mm in private placement fundraising in Q3 2025; coverage by six U.S. market analysts with buy-ratings

Source: Rezolve Ai's SEC filings, Rezolve Ai financial model

1 Unique selling proposition

Rezolve Ai aims to be the leader in eCommerce through faster time to market, seamless UX, lower TCO and personalization One-click API integration Faster time to market Addressing key eCommerce pain points Seamless user experience (UX) Foundation LLM and productized solution suite Lower total cost of ownership (TCO) Personalization enabled by gen AI USP Positioning Monetization strategy Market Experience Financial model

User experience of eCommerce has not changed significantly since the early 2010s 2000s Keyword-based search including filters and faceted search 2010s Personalization and recommendation engines Now Next level of digital shopping experience through AI-powered search and advice 1990 Basic functionality with inaccurate results USP Positioning Monetization strategy Market Experience Financial model

Past – Recommendation engine fails to filter the catalog on best possible options Now – Next level of digital shopping via Gen AI-powered search and sales assistance Long list without smart recom-mendation No contextual product search Understands even complex customer needs Provision of smart options and assistance I am looking for a fridge that has energy efficiency A, fits into a small kitchen and has a freezer. What do you recommend? Thanks for reaching out to us regarding your search for a fridge. Based on your input we identified the following products Option 1 Option 2 Rezolve Ai transforms digital interaction USP Positioning Monetization strategy Market Experience Financial model

eCommerce customer journey includes several negative experiences for shoppers that result in 70%+ cart abandonment and lower revenue for stores Positive customer experience Negative customer experience Struggle to attract and convert customers Unnatural way of interacting with online shops Lack of personalized support Poor checkout processes Discontent with customer service Customer activation Search & advisory Checkout/ payment Payment processing Fulfilment Lifecycle mgmt. USP Positioning Monetization strategy Market Experience Financial model

Rezolve Ai's holistic product suite solves end-customer pain points across the customer journey Positive customer experience Negative customer experience Omni-channel engagement platform (GeoZones, SMS, Audio, Social, Print) AI-enabled conversational product search (voice or type) AI-powered expert sales assistant Seamless one-tap checkout simplifying the multi-step process and integrating various PSPs and systems through APIs Conversational AI-assistant with enhanced customer service Customer activation Search & advisory Checkout/ payment Payment processing Fulfilment Lifecycle mgmt. USP Positioning Monetization strategy Market Experience Financial model

2 Robust competitive position

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai's proprietary commerce-centric LLM *brainpowa* provides outstanding sales advisory and outcomes


1
2
3
4

Commerce-centric

Commerce-centric LLM specially trained on proprietary data using a distinctive method for cataloging eCommerce data

Powerful search and merchandising

Enhances accuracy of search outcomes from current lexical and semantic search technologies like Elasticsearch, OpenSearch, or Solr

Ready to deploy and flexible deployment options

Offers on-premises or SaaS cloud deployment with a microservices architecture for rapid, scalable deployment

Multilingual and versatile

Available in 96 languages; creates robust chatbots and knowledge assistants for precise, data-driven enterprise specific conversations rezolve ai® advanced retail technologies
15

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai is pioneering Gen AI-enabled eCommerce

ILLUSTRATIVE

Deep-dive next

Competitive landscape


Industry focus
Industry agnostic
Industry specific
III
OpenAi
Cohere
Anthropic
Mistral AI
Google Bard
II
Bloomreach
Adobe Commerce
Big Commerce
Commercetools
Microsoft
Commerce Solution
I
rezolve ai
advanced retail technologies
IV
Searchspring
HCLSoftware
Twilio
Quantum Metric
V
Crownpeak
Fact Finder
Elastic
Algolia
Algonomy
Model / single use case
Point solution
Journey platform
Depth of services

Player archetypes

I	**Gen AI enabled eCommerce platform**	Offers full suite of eCommerce and retail Gen AI-enabled products to enable merchants across the customer journey
II	**All-in-one eCommerce platform**	*Emerging*: offer end-to-end online business solution (eCommerce), often start out as single use case
III	**LLM providers**	Offer access to large language models (LLMs) that were trained on generic and broad datasets
IV	**Single use case**	Solve a single use-case (e.g., customer queries handling)
V	**Search engines**	Offer search engine services, which enables users to perform internet searches to find specific information, websites, or resources rezolve ai advanced retail technologies 16

Rezolve Ai is positioned in the eCommerce vertical compared to large LLM providers Source: Management estimates, Rezolve Ai’s SEC filings Leading capability: High Low Proprietary AI technology Mass data processing capabilities Full enterprise on-premise optionality Affordable / SaaS pricing structure Retail and eCommerce focus Hallucination prevention technology USP Positioning Monetization strategy Market Experience Financial model OpenAi Google Bard IBM Watson Salesforce Einstein Cohere

USP Positioning Monetization strategy Market Experience Financial model Trained to ingest, understand and generate eCommerce-related content for the merchant, brainpowa uses its own embedding models to understand the meaning of product and text data at massive scale, unlocking powerful meta data + semantic search, and classification Product enrichment processes using the models generative capability combined with Computer Vision models to enhance product dataset Enhancing Content Classification and Clustering engine of the model support expansive taxonomy generation into knowledge graphs with subclass inference capabilities Improving Categorization The language model is able to understand the customer’s intent and provide correct responses Understanding intent

3 Clear monetization strategy

Rezolve Ai’s Go-to-Market strategy is based on four distinctive pillars USP Positioning Monetization strategy Market Experience Financial model Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan 1. Incl. Mexico Initial focus on North America1 ($182 Bn) and Europe ($152 Bn) to capture the largest and fastest growing markets Attractive sales geographies Focus on global hyperscaling partnerships with Microsoft and Google, top merchants and players within eCommerce, PSPs and retail conglomerates Clear target customers Highest emphasis on advancing eCommerce via AI-enabled search, sales assistant and seamless checkout Differentiated value proposition Industry leading sales capability with rich experience in eCommerce and relationships with global distributors and merchants Strong sales capabilities

Microsoft and Rezolve Ai Partner to Drive Global Retail Innovation with AI-Powered Commerce Solutions

Fulsome Endorsement


rezolve Ai
Microsoft
Nick Parker
President, Industry & Partnerships
Microsoft

Nick Parker, President of Industry and Partnerships at Microsoft:

*"Rezolve's **unique** technology specifically designed for commerce and retail, is transforming how businesses approach customer engagement and digital transactions."*

Broad Partnership Scope

Levelling Up Digital and Commerce Engagement:

By integrating the Brain Suite with Microsoft Azure, Rezolve Ai offers retailers scalable and secure AI capabilities, backed by Azure's enterprise-grade infrastructure, that are designed to reduce cart abandonment.

Global Distribution via Platform's Application Marketplace:

Brain Suite will be listed on the Microsoft Azure Marketplace, providing seamless access for retailers globally to leverage AI-driven solutions for commerce.

$130m+ Go-to-Market and Co-Sell Support:

Microsoft is committed to provide marketing and sales initiatives with an expected value up to $130+ million over the next five years:

- **Marketing:** Joint marketing campaigns, PR, and field enablement.
- **Co-Sell Support:** Access to Microsoft's 35,000 incentivized sellers and marketplace rewards to accelerate customer acquisition, connecting Rezolve AI with top retail customers across three major continents each quarter
- **ISV Success Benefits:** Access to Microsoft AI Cloud Partner Program benefits, unlocking incentives, co-sell readiness and technical support

Source: https://www.rezolve.com/investors/

rezolve ai® advanced retail technologies
21

Google and Rezolve Ai Join Forces to Transform Global Commerce Experiences Through Unique Generative AI and Cloud Infrastructure Solutions Key Aspects of the Partnership Global Reselling through Google’s Sales Channels:  Google plans to distribute Rezolve Ai's Brain Suite worldwide, empowering retailers with advanced AI solutions that improve customer engagement, optimize operations, and drive business growth. Revenue Contribution & Customer Incentives:  Google and Rezolve Ai expect that its channels will contribute over 50% of Rezolve Ai’s projected revenues in the coming years. Customers with Google Cloud commitments will be incentivized to adopt Rezolve Ai's Brain Suite, reducing their commitments while gaining access to next-gen eCommerce capabilities. Co-Marketing and Innovation:  Google and Rezolve Ai expect to co-invest in a series of global marketing initiatives to drive brand awareness and demand for Brain Suite products, with collaborative innovation projects aimed at continuously enhancing Rezolve Ai Suite’s capabilities. Integration with Google Cloud Infrastructure:  By hosting Rezolve Ai’s Brain Suite on Google Cloud, this partnership aims to ensure reliable, scalable, and secure deployment, giving retailers on Google Cloud access to AI-driven tools that create personalized, efficient customer journeys. “Rezolve Ai’s focus in intelligent automation and conversational AI… compliments Google Cloud’s goal of making information accessible and useful. This collaboration provides customers with intelligent, efficient tools for improved productivity and enhanced experiences across retail and other sectors.” Tara Brady, President of EMEA at Google Cloud: Source: https://www.rezolve.com/investors/

Merchant Fee-Free Transactions: Intended to create a disruptive incentive for retailers to adopt the system and encourage customer usage. Tether and Rezolve Ai Share Vision to Make Crypto Mainstream, Eliminate Merchant Fees, and Redefine USD 600bn-Retail Payments Market Real-Time Crypto-to-Fiat Conversion: plan to work with exchanges to conduct instant crypto-to-fiat conversions, with funds credited to merchants in fiat at regular intervals. Delivering Game-changing Technology Global Scalability: A blockchain-based, AI-driven platform that integrates easily into retailers’ existing apps and websites. Building together “Cryptocurrency is no longer the future - it’s here, and our strategic alliance with Rezolve Ai makes it practical and accessible for everyone…. Together, we’re building a system that empowers consumers and retailers alike. ” Consumer-Friendly Wallets: Tether’s non-custodial wallet WDK is planned to be integrated directly into Rezolve Ai’s apps and partner merchants' platforms, enabling users to load any cryptocurrency and use it for purchases With a 400 million growing user base already utilizing Tether’s USD₮, the most widely adopted stablecoin Paolo Ardoino, CEO of Tether Source: https://www.rezolve.com/investors/

Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan Rezolve AI's long-term go-to-market strategy aims to expand its product offerings and scale into new industries and geographies Clear levers for sustained and accelerated growth eCommerce penetration Strengthen products capabilities through seamless integrations Enhance product features Cement Rezolve Ai as an all-encompassing intelligence platform that powers all eCommerce decisions Enable businesses to access BRAiN’s data platform through seamless API integrations Enhance functionality within a single app (e.g., event transactions, real- time retail/deals, and personalized customer experiences) Expand BRAiN’s capabilities into adjacent industries (e.g., media, hospitality, entertainment, etc.,) Scale BRAiN into new markets and geographies Geographies eCommerce and Retail Other industries USP Positioning Monetization strategy Market Experience Financial model

4 Large & growing market

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Global: Total spend on Gen AI solutions in 2028 is expected to be USD ~$500 Bn+

PRELIMINARY – BASE CASE SCENARIO

Annual forecasted spend on Gen AI solutions, 2024-28, USD Bn[1]


480-540
+47% p.a.
320-380
190-250
120-180
70-140
2024
25
26
27
2028

As of 2024, spend on Gen AI solutions will amount to USD 70-140 Bn

B2B Spend on Gen AI solutions to reach **USD 480-540 Bn driven by a ~50% CAGR**

1. Methodology includes two complementary lenses i.e., the total economic potential of 60+ use cases ad the labor productivity potential across ~2.1K work activities

Source: McKinsey Global Institute, "The economic potential of generative AI" (June 2023)

rezolve ai advanced retail technologies 26

USP | Positioning | Monetization strategy | Market | Experience | Financial model |

Global: Foundational models and related tech services will account for USD 160 - 220 Bn of global annual Gen AI spend by 2028

PRELIMINARY – BASE CASE SCENARIO

Gen AI application annual spend breakdown[1], 2028, in Bn USD


480-540
190-230
270-330
5-20
70-90
10-30
Margin of software and AI point solution providers embedding Gen AI into their product
100-140
60-80
2028 spend on Gen AI solutions
2028 spend on Gen AI application development
Compute hardware costs (non-cloud only)
Cloud platform cost
AI tooling costs
Foundational models and related tech services[2]
Application creation

1. B2B focus, excludes revenue from private individuals (e.g., ChatGPT premium accounts)
2. Services include data engineering, model orchestration, and foundational models excludes compute. Source: McKinsey Global Institute, "The economic potential of generative AI" (June 2023)

Note: Base case scenario

27

5 Deep experience and capabilities

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Rezolve Ai has an experienced management team with deep expertise in managing listed companies, retail, product search, eCommerce and AI

Corporate Operations & Finance



Dan Wagner

Chairman & CEO

Founded Rezolve Ai in 2016 and MAID in 1984, which traded as Dialog on the LSE in 1994 and Nasdaq in 1995, where Dan became one of the youngest CEOs of a public company

Attraqt
MAID
venda



Arthur Yao

Chief Operating & Financial Officer

25+ years of experience on digital technology business development, operations efficiency, and global markets.

Previously, Head of Asia Technology Services in Genpact

genpact
QAD
CEB is now Gartner.

Technology



David Ingram

Chief Product Officer

25+ years in technology product management leadership in e-commerce, social, payments and mobile.

Experienced in the delivery of large-scale global SaaS B2B platforms

TelmarHelixa
SPLASHLIGHT



Dr. Salman Ahmad

Chief Scientist

20+ years of experience in mobile, software technology and applications, and web & server technologies.

Previously, CTO and co-founder of Kenja Corp

kenja
picsel

Business Development and Sales



Crispin Lowery

Chief Revenue Officer

20+ years of experience across enterprise technology and retail operations.

Previously, led Retail & Consumer Goods (EMEA) at Microsoft and held leadership roles at Google and Apple

Microsoft
Google



Sauvik Banerjjee

President, Professional Services & Chief Digital Officer

20+ years of experience in building & scaling digital platforms across commerce, banking, and consumer services.

Previously, Global Commerce Head at Accenture and founding CTO of Tata Digital

Accenture
TATA



Mark Turner

President, Global Commerce

25+ years of experience focused on strategic partnerships, business development, and M&A.

Previously, Chief Commercial Officer in the IPO of Attraqt

Attraqt
MAID



Peter Vesco

Chief Commercial Officer & GM EMEA

20+ years of experience in the digital, financial, and IT sectors.

Previously CEO of ClickandBuy and SVP at Deutsche Telekom Payments

clickandbuy
SAFE AND SIMPLE ONLINE PAYMENT

USP | Positioning | Monetization strategy | Market | Experience | Financial model

Our management team is supported by a deeply experienced board, advisory board and backed by renowned investors

Board members ● Advisory board ●

Rezolve Ai's investors



Dr. Stephen Perry
Ex CFO, COO and Chief Digital Officer at Visa



Christian Angermayer
Founder of Aperion Investments Group with focus on Life Sciences, FinTech, AI



Hersch Klaff
Founder and CEO of Klaff Reality investment firm focusing on real estate and PE transactions



Sanjay Patel
CEO of Apollo Strategic Growth Capital and Vice Chair of Apollo Capital Solutions



Brooks Newmark
Ex British MP
Ex Sr. Partner at Apollo Management LP



Sir David Wright
Ex British Ambassador to Japan and South Korea
Ex Vice Chairman Barclays Capital
Ex CEO UK Trade and Investment



Justin King CBE
Director of Marks & Spencer
Chairman OVO Energy
Chairman Allwyn Entertainment
Chairman Dexters
Ex CEO of J Sainsbury



Gary Lauder
MD of Lauder Partners a venture capital firm (part of the Estee Lauder Family Office)



Bradley Wickens
CEO Broadreach Investment Fund (Hedge fund)



Tom Kalaris
Founder Saranac Partners
Ex CEO Barclays Wealth & Investment Management

30

6 Attractive financial model

Rezolve Ai’s economic model provides high operating leverage and a path to profitability USP Positioning Monetization strategy Market Experience Financial model Source: Rezolve Ai’s SEC filings; Rezolve Ai’s business plan and press releases Scalable subscription-based SaaS revenue model underpinned by high incremental margins requiring limited additional infrastructure investment Strong Financial Outlook: Guiding to $350 million in 2026 revenue and a $500 million ARR Exit Rate for 2026 Ample liquidity position with ~$120 million in cash to support growth & strategic initiatives Clean balance sheet with no toxic convertible debt 2025 Exit Rate of $209 million estimated to outperform prior guidance and market consensus estimates, driven by blue-chip customer subscription wins Path to Profitability with Adjusted EBITDA break-even targeted for Q2 2026 Raised $250 million in private placement funding from institutional investors in the third quarter 2025

Our investment highlights Source: Rezolve Ai’s SEC filings, Rezolve Ai financial model Rezolve Ai is advancing digital retail engagement with its proprietary tech by providing customers with their own Gen AI powered sales engine that significantly improves search, advice and revenue generation Unique selling proposition 1 Robust competitive position 2 Clear monetization strategy 3 Large & growing market 4 Track record of success 5 Attractive financial model 6